News Release

RESIN SYSTEMS ANNOUNCES INITIAL APPLICATION OF VERSION® RESIN IN THE BUILDING INFRASTRUCTURE INDUSTRY

Edmonton, Alberta, March 11, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB) and its operating division, RS Technologies, are pleased to announce an agreement reached with Inline Fibreglass Ltd. ("Inline") to introduce RSI's Version® resin as a replacement for Inline's use of polyester resin in its manufacturing of composite material components for the building infrastructure industry.

Inline has recently completed the initial supply of composite curtain wall pressure plates manufactured with RSI's Version® resin.  The Version® resin pressure plates were installed in a Government of Canada office building being constructed in western Canada.  Historically, these components have been manufactured using polyester or alloy.  Greg Pendura, Chairman, President and Chief Executive Officer of RSI, stated, "Due to the universal move to become more energy efficient, polyurethane based Version® resin building products will become an increasingly more attractive alternative due to their increased strength and resistance to temperature transfer".

Inline is a global composite materials pultrusion fabrication company, specializing in "thin wall" pultrusion manufacturing.  Inline is currently integrating Version® resin into its manufacturing process of a comprehensive range of composite building products.  Inline's head office is located in Toronto, Ontario, Canada where it services the composite construction material products market.

RSI is a composite materials technology company actively engaged in the further development and commercialization of its Version® resins and related products for worldwide composite material applications.  In addition, RSI has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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